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As filed with the Securities and Exchange Commission on July 24, 2003
File No. 70-9947
United States Securities and Exchange Commission Washington, D.C. 20549 ________________________________________
POST-EFFECTIVE AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ________________________________________

Pepco Holdings, Inc.
701 Ninth Street
10th Floor, Suite 1300
Washington, DC 20068

ACE REIT, Inc.
Conectiv Energy Holding Company
800 King Street
Wilmington, DE 19899

(Names of companies filing this statement
and addresses of principal executive offices)

Pepco Holdings, Inc. (Name of top registered holding company)

Anthony J. Kamerick Vice President and Treasurer Pepco Holdings, Inc. 701 Ninth Street, NW Washington, DC 20068
(Name and address of agent for service)
The Commission is also requested to send copies of any communication in connection with this matter to:
William T. Torgerson, Esq. Vice Chairman and General Counsel Pepco Holdings, Inc. 701 Ninth Street, NW Washington, DC 20068	Judith A. Center, Esq. William C. Weeden Skadden, Arps, Slate, Meagher & Flom, LLP 1440 New York Avenue, NW Washington, DC 20005 Telephone: (202) 371-7000 Facsimile: (202) 371-5760
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Item 1. Description of Proposed Transaction

A.        Introduction

On August 1, 2002, Potomac Electric Power Company and Conectiv merged to form Pepco Holdings, Inc. ("PHI") pursuant to the Order of the Securities and Exchange Commission (the "Commission") dated July 24, 2002 (HCAR No. 35-27553; 70-9913)(the "Merger"). PHI is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act").

PHI filed an Application-Declaration on Form U-1 with the Commission in this file on August 16, 2001, as amended by pre-effective amendments dated January 11, 2002, April 11, 2002 and July 31, 2002. In Holding Company Act Release No. 35-27557 (July 31, 2002) (the "Financing Order"), the Commission authorized PHI and certain of its subsidiaries, among other things, to perform their ongoing financing activities through the period ending June 30, 2005.

At the time of the Merger, Conectiv Energy Holding Company ("CEH") and ACE REIT, Inc. ("ACE REIT"), both indirect subsidiaries of PHI, were considered to be registered holding companies under the Act since each had subsidiary companies holding utility assets.[1] Pursuant to the Financing Order, PHI was required to file with the Federal Energy Regulatory ("FERC") to convert the utility subsidiaries[2] of CEH and ACE REIT to Exempt Wholesale Generators ("EWGs") and to simultaneously file an application with the Commission to deregister CEH and ACE REIT as holding companies under the Act by August 1, 2003. In this Post-Effective Amendment No.1, PHI is requesting the deregistration of CEH and ACE REIT as holding companies under the Act.

B.        Background

At the time of the Merger, CEH had three utility subsidiaries: Conectiv Delmarva Generation, Inc. ("CDG"), Conectiv Pennsylvania Generation, Inc. (now Conectiv Pennsylvania Generation LLC) ("CPG") and Conectiv Mid-Merit, Inc. (now Conectiv Mid Merit, LLC) ("CMM"). At the same time, ACE REIT had one utility subsidiary: Conectiv Atlantic Generation, L.L.C. ("CAG"). CPG was converted to EWG status on December 23, 2002. CMM was converted to EWG status on February 26, 2003. Applications to convert CDG and CAG to EWG status were filed with the FERC on July 24, 2003.

[1] CEH and ACE REIT registered as holding companies under the Act on July 25, 2002.
[2] These subsidiaries are considered "utility subsidiaries" only for the purpose of regulation under the Act. They are not subject to regulation by any state utility commission.

C.        Authorizations Requested

PHI requests that CEH and ACE REIT be deregistered as holding companies under the Act.

D.        Rule 54 Analysis

Rule 54 provides that in determining whether to approve certain transactions other than those involving EWGs and Foreign Utility Companies ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. PHI satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

As of March 31, 2003, PHI's aggregate investment in EWGs and FUCOs as defined in Rule 53(a)(1) was $1,832.8 million. In the Financing Order, the Commission authorized PHI to invest up to 100% of PHI's retained earnings plus $3.5 billion in EWGs and FUCOs. As of March 31, 2003, PHI's retained earnings were $770.7 million, making PHI's maximum investment in EWGs and FUCOs equal to $4,270.7 million.

PHI currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the PHI system's domestic public utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

Item 2. Fees, Commissions and Expenses

Estimated legal fees and expenses	$1,000
Estimated miscellaneous expenses and fees	500
Total	$1,500

Item 3. Applicable Statutory Provisions

The proposed transactions are subject to Sections 6(a), 7, 9(a), 10, and 12 of the Act and Rules 45(c), 46(a) and 53 thereunder.

Item 4. Regulatory Approval

No state or federal commission, other than the Commission, has jurisdiction over any transactions proposed in this Post-Effective Amendment No.1.

Item 5. Procedure

Applicants respectfully request that the Commission issue and publish, not later than August 25, 2003, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration and issue its Order permitting this Application to become effective as soon as practicable thereafter.

Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the Merger and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

(a) Exhibits:
Exhibit No.	Description of Document
F-4	Opinion of Counsel - (to be filed by amendment)
H-2	Proposed Form of Notice. (filed herewith)

(b) Financial Statements:
Financial statements are not included since the authorizations requested herein would have no financial statement impact in and of themselves.

Item 7. Information as to Environmental Effects

The proposed transactions involve neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment No. 1 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.

DATE: July 24, 2003	Pepco Holdings, Inc. Conectiv Energy Holding Company By: /s/ Anthony J. Kamerick Anthony J. Kamerick Vice President and Treasurer
DATE: July 24, 2003	ACE REIT, Inc. By: /s/ Donna J. Kinzel Donna J. Kinzel Treasurer

Exhibit H-2

Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Pepco Holdings, Inc. (70-9947)

Pepco Holdings, Inc. ("PHI") filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") in this file on August 16, 2001, as amended by pre-effective amendments dated January 11, 2002, April 11, 2002 and July 31, 2002. In Holding Company Act Release No. 35-27557 (July 31, 2002) (the "Financing Order"), the Commission authorized PHI and certain of its subsidiaries, among other things, to perform their ongoing financing activities through the period ending June 30, 2005. Pursuant to the Financing Order, PHI was required to file with the Federal Energy Regulatory Commission ("FERC") to convert the utility subsidiaries of Conectiv Energy Holding Company ("CEH") and ACE REIT, Inc. ("ACE REIT"), both indirect subsidiaries of PHI, to Exempt Wholesale Generators ("EWGs") and to simultaneously file an application with the Commission to deregister CEH and ACE REIT as holding companies under the Act by August 1, 2003. PHI has converted, or has filed applications with the FERC to convert, all of the utility subsidiaries of CEH and ACE REIT to EWG status. In Post-Effective No. 1 to this file, PHI requests the deregistration of CEH and ACE REIT as holding companies under the Act.